Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SOUTHERN COLORADO CORP.

and

TRIUMPH BANCORP, INC.

Dated as of April 9, 2018

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Certificate of Formation and Bylaws of the Surviving Corporation	2
1.5	Directors and Officers	2
1.6	Effects of the Merger	2
1.7	Conversion of Stock	3
1.8	Bank Merger	3

ARTICLE II DELIVERY OF MERGER CONSIDERATION		3

2.1	Deposit of Merger Consideration	3
2.2	Delivery of Merger Consideration	4
2.3	Determination of Merger Consideration	6
2.4	Withholding	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY		6

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; No Violation	8
3.4	Consents and Approvals	9
3.5	Reports	9
3.6	Financial Statements	10
3.7	Undisclosed Liabilities	11
3.8	Absence of Certain Changes or Events	11
3.9	Legal Proceedings	11
3.10	Taxes and Tax Returns	11
3.11	Employee Benefit Plans	13
3.12	Labor Matters	16
3.13	Compliance with Applicable Law	17
3.14	Material Contracts	17
3.15	Agreements with Regulatory Agencies	20
3.16	Investment Securities	20
3.17	Derivative Instruments	20
3.18	Environmental Liability	21
3.19	Insurance	21
3.20	Title to Property	22
3.21	Intellectual Property	23
3.22	Broker’s Fees	23
3.23	Loans	23
3.24	Related Party Transactions	25
3.25	Takeover Laws	25
3.26	Approvals	25
3.27	Company Information	25
3.28	No Other Representations or Warranties	26

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		26

4.1	Corporate Organization	26
4.2	Authority; No Violation	26
4.3	Consents and Approvals	27
4.4	Legal Proceedings	27
4.5	Compliance with Applicable Law	28
4.6	Agreements with Regulatory Agencies	28
4.7	Company Information	28
4.8	Broker’s Fees	28
4.9	Financial Ability	29
4.10	No Other Representations or Warranties	29

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		29

5.1	Conduct of Business of Company Prior to the Effective Time	29
5.2	Forbearances of Company	29

ARTICLE VI ADDITIONAL AGREEMENTS		33

6.1	Regulatory Matters	33
6.2	Access to Information	35
6.3	Shareholder Consent	36
6.4	Public Disclosure	36
6.5	Employee Benefit Matters	36
6.6	Additional Agreements	37
6.7	Indemnification; Directors’ and Officers’ Insurance	38
6.8	No Solicitation	39
6.9	Takeover Statutes	39
6.10	Notice of Changes	40
6.11	Transaction Litigation	40
6.12	Certain Actions to Be Taken by Company Prior to the Closing	40
6.13	Certain Actions to Be Taken by Parent Prior to the Closing	40
6.14	Purchase Price Allocation	41

ARTICLE VII CONDITIONS PRECEDENT		41

7.1	Conditions to Each Party’s Obligation to Effect the Closing	41
7.2	Conditions to Obligations of Parent	42
7.3	Conditions to Obligations of Company	43

ARTICLE VIII TERMINATION AND AMENDMENT		44

8.1	Termination	44
8.2	Effect of Termination	44
8.3	Amendment	45
8.4	Extension; Waiver	45

ARTICLE IX GENERAL PROVISIONS		45

9.1	Expenses	45
9.2	Notices	45
9.3	Interpretation	46
9.4	Counterparts	47
9.5	Entire Agreement	47
9.6	Governing Law; Venue; WAIVER OF JURY TRIAL	47
9.7	Specific Performance	48
9.8	Additional Definitions	48
9.9	Severability	51
9.10	No Survival	51
9.11	Assignment; Third-Party Beneficiaries	51

Exhibit A:	Form of Voting and Support Agreement
Exhibit B:	Form of Letter of Transmittal

Affiliate	3.24
Agreement	Preamble
AOCI	9.8
Balance Sheet Date	9.8
Bank Merger Certificates	1.8
Bank Merger	1.8
Burdensome Condition	6.1(d)
Business Day	9.8
Cancelled Shares	1.7(c)
CBCA	Recitals
CDB	3.4
Certificate of Merger	1.3, 1.3
Certificates	2.2(a)
Closing	1.2
Closing Date	1.2
Closing Tangible Book Value	9.8
Company	Preamble
Company Articles of Incorporation	3.1(a)
Company Bank	1.8
Company Benefit Plan	3.11(a)
Company Board Recommendation	3.3(a)
Company Bylaws	3.1(a)
Company Common Stock	3.2
Company Financial Statements	3.6(a)
Company Intellectual Property	3.21(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Subsidiaries	3.1(b)
Company Subsidiary	3.1(b)
Company Takeover Proposal	9.8
Company’s Allocation Notice	41
Confidentiality Agreement	9.8
Corporate Entity	9.8
CRA	3.13(c)
Delaware Courts	9.6(b)
Derivative Transactions	3.17
Disclosure Schedule	9.8
Effective Time	1.3
End Time	9.8
Environmental Laws	3.18(a)
ERISA	3.11(a)
ERISA Affiliate	9.8
Exchange Fund	2.1
FBD	Recitals
FDIC	3.4

Federal Reserve	3.4
GAAP	9.8
Governmental Entity	3.4
Holders	2.2(a)
Insurance Amount	6.7(b)
Intellectual Property	3.21(a)
IRS	3.11(b)
Knowledge	9.8
Law/Laws	9.8
Leased Premises	3.20(a)
Letter of Transmittal	2.2(a)
Lien	3.1(b)
List Date	3.23(d)
Loan	3.23(a)
Material Adverse Effect	9.8
Material Contract	3.14(a)
Merger	Recitals
Merger Consideration	9.8
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
NMRLD	3.4
OREO	3.18(a)
Owned Real Property	3.20(a)
Parent	Preamble
Parent Bank	1.8
Parent Material Adverse Effect	9.8
Parent’s Allocation	41
party/parties	9.8
Paying Agent	2.1
Paying Agent Agreement	2.1
PBGC	3.11(k)
Per Share Merger Consideration	9.8
Permitted Encumbrances	3.20(a)
Person	9.8
Real Property Leases	3.20(a)
Recent Company Balance Sheet	3.6(a)
Regulatory Agencies	3.5
Regulatory Approvals	6.1(a)
Related Parties	3.24
Related Party Arrangements	3.24
Remedies Exceptions	3.3(a)
Reports	3.5
Representatives	6.8(a)
Requisite Shareholder Approval	3.3(a)
SBA	9.8

FBD Merger Agreement	Recitals
Shareholders Consent	6.3(c)
Statement of Merger	1.3
Subsidiary	3.1(b)
Surviving Corporation	Recitals
Takeover Statutes	3.25
Target Tangible Book Value	9.8
Tax	9.8

Tax Return	9.8
Taxes	9.8
TBOC	Recitals
Treasury Regulations	9.8
Unaudited Monthly Financial Statements	6.2(c)
Voting and Support Agreement	Recitals

v

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (this “Agreement”), dated as of April 9, 2018, by and between Triumph Bancorp, Inc., a Texas corporation (“Parent”), and Southern Colorado Corp., a Colorado corporation (“Company”).

RECITALS

A.    WHEREAS, the parties intend that Company merge with and into Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

B.    WHEREAS, the board of directors of Company has (i) determined that it is advisable and in the best interests of Company and the shareholders of Company for Company to enter into this Agreement, (ii) adopted this Agreement in accordance with the Colorado Business Corporation Act (the “CBCA”) and authorized the execution thereof and (iii) adopted a resolution recommending that this Agreement and the transactions contemplated hereby (including the Merger) be approved by the shareholders of Company;

C.    WHEREAS, the board of directors of Parent has (i) determined that it is advisable and in the best interests of Parent and its shareholders to enter into this Agreement and (ii) approved this Agreement and the transactions contemplated hereby (including the Merger) in accordance with the Texas Business Organizations Code (the “TBOC”);

D.    WHEREAS, the shareholders of Company have simultaneously herewith (i) entered into a Voting and Support Agreement, substantially in the form attached hereto as Exhibit A (the “Voting and Support Agreement”) in connection with the Merger, and (ii) delivered their unanimous written consent approving this Agreement;

E.    WHEREAS, certain individuals have simultaneously herewith entered into non-competition agreements in connection with the Merger;

F.    WHEREAS, simultaneously with the execution and delivery of this Agreement on the date hereof, Parent and First Bancorp of Durango, Inc., a Colorado Corporation (“FBD”) are entering into that certain Agreement and Plan of Merger pursuant to which, subject to the terms and conditions set forth therein, FBD will merge with and into Parent (the “FBD Merger Agreement”); and

G.    WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the TBOC and the CBCA, at the Effective Time, Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the Laws of the State of Texas. As of the Effective Time, the separate corporate existence of Company shall cease.

1.2    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five (5) Business Days after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3    Effective Time. On the Closing Date, Company and Parent shall file or cause to be filed (a) with the Secretary of State of the State of Colorado a statement of merger containing such information as is required by the relevant provisions of the CBCA in order to effect the Merger (the “Statement of Merger”) and (b) with the Secretary of State of the State of Texas a certificate of merger containing such information as is required by the relevant provisions of the TBOC in order to effect the Merger (the “Certificate of Merger”). The Merger shall become effective at such time as is specified in the Statement of Merger and the Certificate of Merger (such time is hereinafter referred to as the “Effective Time”).

1.4    Certificate of Formation and Bylaws of the Surviving Corporation. At the Effective Time, the second amended and restated certificate of formation of Parent (“Parent Certificate of Formation”) and second amended and restated bylaws of Parent (“Parent Bylaws”) as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

1.5    Directors and Officers. The directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s certificate of formation and bylaws.

1.6    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the TBOC and the CBCA.

1.7    Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company or the holder of any of the following securities:

(a)    No Effect on Parent Equity. Each share of common stock, par value $0.01 of Parent issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)    Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration in cash without interest. All shares of Company Common Stock that have been converted in the Merger shall be cancelled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such shares shall cease to have any rights with respect to those shares, other than the right to receive following Effective Time, the Per Share Merger Consideration, upon surrender of their Certificates in accordance with Section 2.2.

(c)    Cancellation of Certain Shares of Company Stock. All shares of Company Common Stock that are owned by Company as treasury shares or otherwise owned by Parent or Company (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent or Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Per Share Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

1.8    Bank Merger. Immediately following the Effective Time, or at such later time as Parent may determine in its sole discretion, Citizens Bank of Pagosa Springs, a Colorado-chartered bank and a wholly owned Subsidiary of Company (“Company Bank”), will merge (“Bank Merger”) with and into TBK Bank, SSB, a Texas-chartered state savings bank and a wholly owned Subsidiary of Parent (“Parent Bank”) pursuant to an agreement and plan of merger to be agreed upon by Parent and Company and executed prior to the Closing Date, which agreement shall be in form and substance customary for mergers similar to the Bank Merger, including that such Bank Merger shall be conditioned on the prior occurrence of the Merger. Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. Prior to the Effective Time, Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as may be reasonably requested and necessary to effectuate the Bank Merger (the “Bank Merger Certificates”).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1    Deposit of Merger Consideration. Prior to or immediately following the Closing, Parent shall deposit with a bank or trust company selected by Parent and reasonably acceptable to Company (the “Paying Agent”) pursuant to an agreement entered into prior to the

Closing that is reasonably acceptable to Company (the “Paying Agent Agreement”) immediately available funds equal to the aggregate Per Share Merger Consideration (collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely deliver the aggregate Per Share Merger Consideration for exchange in accordance with this Agreement. Notwithstanding the foregoing, with Company’s written consent, Parent may at any time prior to the twentieth (20th) Business Day after the date hereof) elect to act as Paying Agent by delivery of written notice to Company, in which case Parent shall, or at Parent’s request Company shall, deliver to each Holder a Letter of Transmittal and Parent shall fulfill the obligations of the Paying Agent hereunder.

2.2    Delivery of Merger Consideration.

(a)    Subject to Section 2.1, not later than twenty (20) Business Days prior to the Closing Date, the Paying Agent shall mail to each holder of record (collectively, the “Holders”) of certificates representing shares of Company Common Stock (“Certificates”) that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.7 (i) a letter of transmittal substantially in the form attached as Exhibit B (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Per Share Merger Consideration upon surrender of such Certificate.

(b)     Upon the occurrence of (i) five (5) Business Days after surrender to the Paying Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, if such surrender occurs after the Closing, or (ii) the Closing, if its Certificate(s), accompanied by a properly completed Letter of Transmittal are submitted no later than five (5) Business Days prior to the Closing Date in accordance with Section 2.2(i), the Paying Agent shall pay and distribute to such Holder of Company Common Stock the Per Share Merger Consideration in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such Holder is entitled pursuant to, this Article II.

(c)    In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the Per Share Merger Consideration shall be delivered pursuant to Section 2.2(b) in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered Holder of the Certificate and establish to the satisfaction of Parent that the Tax has been paid or is not applicable; provided that any transfer or other similar Taxes payable in connection with the Merger (other than such Taxes required to be paid by reason of the payment of the Per Share Merger Consideration to a Person other than the registered Holder of the Company Common Stock) shall be borne and paid by Parent.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Paying Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration in accordance with Section 1.7 and the procedures set forth in this Article II.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the first anniversary of the Effective Time shall be paid to Parent; provided that to the extent at any time prior to such first anniversary any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws, the Paying Agent shall first notify Parent and, at Parent’s option, such portion shall instead be paid to Parent. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Per Share Merger Consideration, without any interest thereon. None of Parent, Company, the Paying Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)    In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(g)    Subject to Section 2.2(i) and the terms of the Paying Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein and (ii) the method of payment of the Per Share Merger Consideration.

(h)    In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to the requirements and procedures of Article I and Article II as are necessary or appropriate to implement the same purpose and effect that Article I and Article II have with respect to shares of Company Common Stock that are represented by Certificates.

(i)    In order to facilitate the payment on the Closing Date of the Merger Consideration to Company’s shareholders, the Letter of Transmittal and accompanying materials shall provide shareholders with the option, without prejudice to any other rights they may have, to submit a completed Letter of Transmittal accompanied by Certificates to be surrendered with the Letter of Transmittal to Company (with a copy to Parent and the Paying Agent) at least five (5) Business Days prior to the Closing Date, such documents to be held in escrow pending, and released immediately upon, the Closing. Once such documents have been released at Closing, Parent shall or shall cause the Paying Agent to pay on the Closing Date the Merger Consideration applicable to the shares so surrendered.

2.3    Determination of Merger Consideration. No later than ten (10) Business Days prior to the Closing Date, Company shall deliver to Parent an estimate of the Closing Tangible Book Value and reasonable supporting documentation for its estimate. During such ten (10) Business Day period and in any event prior to the Closing Date, Parent and Company shall cooperate in good faith to agree on the Closing Tangible Book Value. To the extent no agreement is reached prior to the Closing Date, (i) the amount of Merger Consideration to be deposited with the Paying Agent by Parent shall be based on the Closing Tangible Book Value calculated by Company; (ii) the amount of Merger Consideration to be paid by the Paying Agent to holders of Company Common Stock shall be based on the Closing Tangible Book Value calculated by Parent; (iii) the disagreement shall be submitted to a mutually agreed independent accounting firm for determination within five (5) Business Days (together with such information as the accounting firm may request) and (iv) in the event that such independent accounting firm determines that the Closing Tangible Book Value exceeds Parent’s calculation of Closing Tangible Book Value (subject to the following sentence), Parent shall promptly thereafter cause the Paying Agent to distribute (x) such excess to holders of Company Common Stock on a pro rata basis and (y) distribute to Parent the excess, if any, of Company’s calculation of Closing Tangible Book Value over such independent accounting firm’s calculation of Closing Tangible Book Value. The determination of the accounting firm shall be final and shall not be higher than Company’s calculation of Closing Tangible Book Value nor lower than Parent’s calculation of Closing Tangible Book Value.

2.4    Withholding. The Paying Agent, Parent and Parent’s Affiliates shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the Per Share Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as the Paying Agent, Parent or Parent’s applicable Affiliate, as the case may be, is required to deduct or withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so deducted or withheld and paid over to the applicable Tax authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Person in respect of whom such deduction and withholding was made. Parent shall provide Company with notice no later than five (5) Business Days prior to Closing of any intended withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the applicable section of the Disclosure Schedule (it being understood that any information disclosed pursuant to any section or subsection of the Disclosure Schedule shall be deemed to be included in any other section where such disclosure would reasonably appear on its face to be an applicable disclosure or qualification thereunder, whether or not repeated or cross-referenced under such section), Company hereby represents to Parent as follows:

3.1    Corporate Organization.

(a)    Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado. Company Bank is a Colorado-chartered bank duly organized, validly existing and in good standing under the Laws of the State of Colorado. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by Company Bank when due. Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Each of Company and Company Bank has the requisite corporate power and authority to own or lease and operate all of its respective properties and assets and to carry on its respective business as it is now being conducted. Each of Company and Company Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Articles of Incorporation of Company, including the amendments thereto (the “Company Articles of Incorporation”) and the Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Company is not in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws.

(b)    Company Bank is the only Subsidiary of Company (“Company Subsidiary”). Company is the owner of all outstanding capital stock or other equity securities of Company Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of Company Subsidiary, or contracts, commitments, understandings or arrangements by which Company Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of Company Subsidiary are validly issued, fully paid and nonassessable and such shares or other securities are owned by Company or Company Subsidiary free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (“Lien”) with respect thereto. Company Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A true, correct and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of the Company Subsidiary, as amended and currently in effect, has been delivered and made available to Parent. Except for its interests in Company Subsidiary, Company does not as of the date of this

Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, “Subsidiary” shall mean, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

3.2    Capitalization. The authorized capital stock of Company consists of 200,000 shares of common stock, par value $1.00 per share, of Company (“Company Common Stock”). As of the date of this Agreement, there are (a) 160,000 shares of Company Common Stock issued and outstanding; and no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote are issued or outstanding. There are no outstanding subscriptions, options, stock appreciation rights, warrants, restricted stock units, phantom units, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, any such securities. Except for the Voting and Support Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No trust preferred or subordinated debt securities of Company or any Company Subsidiary are issued or outstanding.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the board of directors of Company, the board of directors of Company has determined that this Agreement and the transactions contemplated hereby (including the Merger) are in the best interests of Company and its shareholders and has adopted a resolution recommending that this Agreement be approved by Company’s shareholders (the “Company Board Recommendation”), and all necessary corporate action in respect thereof on the part of Company has been taken, subject to the approval of this Agreement and the transactions contemplated hereby (including the Merger) by the affirmative vote of the Holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Shareholder Approval”). This Agreement has been duly and validly executed and delivered by Company. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to insured depository institutions or their holding companies or the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (collectively, “Remedies Exceptions”).

(b)    Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles of Incorporation or Company Bylaws or (ii) assuming that the consents and approvals referred to in Sections 3.3(a) and 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or its Subsidiary or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien with respect thereto upon any of the properties or assets of Company or Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or its Subsidiary is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary.

3.4    Consents and Approvals. Except (a) as may be required in connection with Parent’s receipt of approvals, authorizations, consents and non-objections from or filing of notices with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Federal Deposit Insurance Corporation (the “FDIC”), (ii) the Texas Department of Savings and Mortgage Lending and (iii) the Colorado Division of Banking (the “CDB”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Texas pursuant to the TBOC and the filing of the Statement of Merger with the Secretary of State of the State of Colorado pursuant to the CBCA and (c) the filing of the Bank Merger Certificates, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory, self-regulatory authority or instrumentality (each, a “Governmental Entity”) are required to be made or obtained by Company or its Subsidiary in connection with (i) the execution and delivery by Company of this Agreement or (ii) the consummation of the transactions contemplated hereby.

3.5    Reports. Company and its Subsidiary have filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2015 (“Reports”) with (a) the Federal Reserve, (b) the FDIC, (c) the CDB and (d) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over the parties or their respective Subsidiaries (the agencies and authorities identified in clauses (a) through (d), inclusive, are, collectively, the “Regulatory Agencies”), including any Report required to be filed pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Report or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary taken as a whole. Any such Report regarding Company filed with or otherwise submitted to any Regulatory Agency since January 1, 2015, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for examinations conducted by a Regulatory Agency in the ordinary course of the business of Company and its Subsidiary, there is no pending proceeding before, or, to the Knowledge of Company, examination or investigation by, any Regulatory Agency into the business or operations of Company or its Subsidiary.

3.6    Financial Statements.

(a)    Company has previously made available to Parent copies of the following financial statements (the “Company Financial Statements”), copies of which are attached as Section 3.6(a) of the Disclosure Schedule: (i) the unaudited consolidated balance sheet for the year ended December 31, 2017 (the balance sheet as of December 31, 2017, the “Recent Company Balance Sheet”), and the related unaudited consolidated statement of income for the fiscal year 2017, (ii) the call reports of Company Bank for the fiscal years ended December 31, 2015, 2016 and 2017 and (iii) the Directors’ Examinations of Company Bank, dated April 30, 2015, April 30, 2016 and May 31, 2017, respectively. The Company Financial Statements fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiary as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of Company and its Subsidiary in all material respects.

(b)    Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Company and its Subsidiary. Since December 31, 2014, Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2014, Company has not experienced or effected any material change in internal control over financial reporting.

(c)    Since December 31, 2014, (i) neither Company nor its Subsidiary has received or received written notice of, and to the Knowledge of Company, no director, officer, employee, auditor, accountant or representative of Company or its Subsidiary, has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or its Subsidiary or their respective internal accounting controls relating to periods after December 31, 2014, including any material complaint, allegation, assertion or claim that Company or its Subsidiary has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Company, no attorney representing Company or its Subsidiary, whether or not employed by Company or its Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2014, by Company or any of its officers, directors, employees or agents to the board of directors of Company or any committee thereof or to any director or officer of Company.

(d)    The books and records kept by Company and its Subsidiary are maintained in all material respects in accordance with applicable Laws and accounting requirements and, to the Knowledge of Company, are, in the aggregate, complete and accurate in all material respects.

(e)    Neither Company nor its Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Company and its Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or its Subsidiary in Company’s or such Subsidiary’s financial statements.

3.7    Undisclosed Liabilities. Except for (a) those liabilities that are set forth on the Company Financial Statements, and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, individually or in the aggregate, material to Company and its Subsidiary, neither Company nor its Subsidiary has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on in the Company Financial Statements if it had existed on or before the Balance Sheet Date.

3.8    Absence of Certain Changes or Events. Since the Balance Sheet Date until the date of this Agreement, (a) Company and its Subsidiary have, in all material respects, carried on their respective businesses in the ordinary course, and (b) there has not been any Material Adverse Effect.

3.9    Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, neither Company nor its Subsidiary is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or its Subsidiary. There is no injunction, order, judgment or decree imposed upon Company, its Subsidiary or the assets of Company or its Subsidiary.

3.10    Taxes and Tax Returns.

(a)    Company and its Subsidiary have (i) duly and timely filed or caused to be filed (including all valid extensions) all material federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all material respects), and (ii) duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it, except in each case of clause (i) or (ii) with respect to Taxes contested in good faith by appropriate proceedings for which appropriate reserves, in accordance with GAAP, are reflected in the Company Financial Statements.

(b)    No jurisdiction where Company and its Subsidiary do not file a Tax Return has made a claim in writing that any of Company and its Subsidiary is required to file a Tax Return in such jurisdiction or is subject to taxation by such jurisdiction.

(c)    No Liens for Taxes exist with respect to any of the assets of Company and its Subsidiary, except for statutory Liens for Taxes not yet due and payable.

(d)    There are no audits, examinations, investigations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any material Taxes of Company or its Subsidiary.

(e)    There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding any material Tax assessment or collection with respect to Company and its Subsidiary, which waiver or extension is in effect.

(f)    Neither Company nor its Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(g)    Neither Company nor its Subsidiary is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, reimbursement, indemnity or similar agreement or arrangement, other than such an agreement or arrangement not primarily related to Taxes entered into in the ordinary course of business, whether written or otherwise, that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(h)    Neither Company nor its Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company or its subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i)    Neither Company nor its Subsidiary has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

(j)    Neither Company nor its Subsidiary will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change, or agreement with any Governmental Entity filed or made on or prior to the Closing Date, any intercompany transaction on or prior to the Closing Date or any election under Section 108(i) of the Code. Neither Company nor its Subsidiary has taken any action that would defer a material liability for Taxes from any taxable period (or portion thereof) ending on or prior to the Closing Date to any taxable period (or portion thereof) ending after the Closing Date.

(k)    Neither Company nor its Subsidiary has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

(l)    No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or its Subsidiary.

(m)    All material Taxes required to be withheld, collected or deposited by Company or its Subsidiary (including in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party) have been timely withheld, collected or deposited, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Company and its Subsidiary have complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(n)    Company is, and has been since January 1, 2001, a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (or any similar provision of state, local or foreign Tax Law) for U.S. federal income Tax purposes and for income Tax purposes in each other jurisdiction which recognizes such status and in which it would, absent such an election, be subject to corporate income tax.

(o)    Company is not and has not been liable for any Tax under Sections 1374(a) or 1375(a) of the Code (or any similar provision of state, local or foreign Tax Law). Company has not, in the past five (5) years, acquired assets from another corporation in a transaction in which Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(p)    Company Subsidiary is properly classified as a “disregarded entity” within the meaning of Treasury Regulations Section 301.7701-2 for all U.S. federal and state income Tax purposes or as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3) of the Code.

(q)    Company does not have, and, from and after January 1, 2001, has not had, as a shareholder (x) a person (other than a trust described in Section 1361(c)(2) of the Code, or an organization described in Section 1361(c)(6) of the Code) who is not an individual or (y) a nonresident alien within the meaning of Section 1361(b)(1)(C) of the Code

3.11    Employee Benefit Plans

(a)    Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” shall mean each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance or other compensatory or benefit plan, program, policy or arrangement, and each retention, bonus, employment, termination, severance, change-in-control or other contract or agreement to which Company or any Subsidiary or any of their respective ERISA Affiliates is a party or that is maintained, contributed to or sponsored by Company or any Subsidiary or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates.

(b)    Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable) with respect to each material Company Benefit Plan: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (“IRS”) for the most recent plan year, (iii) the most recently received IRS determination, opinion or advisory letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the United States Department of Labor or the IRS since January 1, 2014, (vii) all amendments, modifications or material supplements to such Company Benefit Plan and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to such Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any material Company Benefit Plan that have been adopted or approved.

(c)    Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor its Subsidiary has, since January 1, 2014, taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor its Subsidiary has any Knowledge of any material plan defect that would qualify for correction under any such program.

(d)    Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Department of the Treasury and the IRS.

(e)    Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is identified as a “Qualified Plan” on Section 3.11(a) of the Disclosure Schedule. The IRS has issued a favorable determination, advisory or opinion letter with respect to each Qualified Plan and the related trust which has not been revoked, and there are no existing circumstances and no events have occurred that would adversely affect the qualified status of any Qualified Plan or the related trust.

(f)    No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Company or its Subsidiary or ERISA Affiliates maintained or contributed to an employee benefit plan subject to Title IV of ERISA at any time during the six (6) years prior to the date hereof.

(g)    (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Company and its Subsidiary nor any of their respective ERISA Affiliates has, at any time during the six (6) years prior to the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Company and its Subsidiary nor any of their respective ERISA Affiliates has at any time during the six (6) years prior to the date hereof incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(h)    Neither Company nor its Subsidiary provides, has provided or has any obligation with respect to any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(i)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, funding, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of Company or its Subsidiary under a Company Benefit Plan or otherwise, or result in any limitation on the right of Company or its Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or its Subsidiary in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for, and Company and its Subsidiary do not otherwise have any obligation with respect to, the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j)    Neither Company, its Subsidiary, any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would subject any Company Benefit Plan or its related trusts, Company, its Subsidiary, any of their respective ERISA Affiliates or any person that Company or its Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)    There are no pending or, to the Knowledge of Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Knowledge of Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefits Plan or the assets of any of the trusts under any Company Benefit Plan, in each case, which would reasonably be expected to result in any material liability of Company or its Subsidiary to the Pension Benefit Guaranty Corporation (the “PBGC”), the United States Department of the Treasury, the United States Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or to the Knowledge of Company, the subject of an investigation by the IRS, the United States Department of Labor, the PBGC, the Securities and Exchange Commission or any other Governmental Entity, nor is any such audit or investigation pending or, to the Knowledge of Company, threatened.

3.12    Labor Matters.

(a)    There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or its Subsidiary and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, to Company’s Knowledge, threatened against or involving Company or its Subsidiary and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Company or its Subsidiary at any time within three (3) years prior to the date of this Agreement.

(b)    Neither Company nor its Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and its Subsidiary is in compliance in all material respects with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. There are no legal complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or its Subsidiary brought by any current or former employee or their eligible dependents or beneficiaries (other than ordinary-course claims for benefits).

3.13    Compliance with Applicable Law.

(a)    Company and its Subsidiary hold all material licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties, except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary. Company and its Subsidiary are and since January 1, 2015 have been in compliance with, and are not and since January 1, 2015 have not been in violation of, any applicable Law, except for such noncompliance or violations as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary. Neither Company nor its Subsidiary has Knowledge of, or has received notice of, any material violations since January 1, 2015 of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable Law.

(b)    Since January 1, 2015, Company and its Subsidiary have properly administered in all material respects all accounts for which Company or its Subsidiary acts as a fiduciary, including accounts for which Company or its Subsidiary serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in material compliance with the terms of the governing documents and applicable Law in all material respects. To the Knowledge of the Company, none of the Company or its Subsidiary, or any director, officer or employee of Company or its Subsidiary, has committed any material breach of trust with respect to any such fiduciary account.

(c)    Company and each insured depository Subsidiary of Company is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and Company Bank’s rating under the Community Reinvestment Act of 1997 (“CRA”) was no less than “satisfactory” in its most recently completed CRA examination. Company does not have Knowledge of any reason why Company Bank will not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination.

3.14    Material Contracts.

(a)    Except as set forth in Section 3.14(a) of the Disclosure Schedule, neither Company nor its Subsidiary is a party to or bound by, as of the date hereof, any of the following:

(i)    any contract or agreement entered into since January 1, 2015 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii)    (x) any trust indenture, mortgage, promissory note, loan agreement, or other contract, agreement or instrument for the borrowing of money by Company or its Subsidiary and (y) any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case (x) or (y), where Company or its Subsidiary is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business;

(iii)    any contract or agreement limiting the freedom of Company or its Subsidiary to engage in any line of business or to compete with any other Person or prohibiting Company from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally, in each case that would reasonably be expected to restrict the conduct of any line of business by Parent following Closing in any respect;

(iv)    [reserved];

(v)    any agreement of guarantee, support or indemnification by Company or its Subsidiary, assumption or endorsement by Company or its Subsidiary of, or any similar commitment by Company or its Subsidiary with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person, except for any such agreement (A) not material to Company or its Subsidiary or (B) entered into in the ordinary course of business;

(vi)    any agreement under which a payment obligation in excess of $100,000 would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or with notice or lapse of time, or both);

(vii)    any alliance, cooperation, joint venture, shareholders’ partnership or similar agreement involving a sharing of profits or losses relating to Company or its Subsidiary;

(viii)    any employment agreement with any employee or officer of Company or its Subsidiary;

(ix)    any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement, in each case, providing for annual payments by Company or its Subsidiary of more than $100,000;

(x)    any contract or agreement that contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by Company or its Subsidiary or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or its Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(xi)    any contract relating to the purchase of stock, a business or a portfolio of assets under which Company or any Company Subsidiary is reasonably expected to have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any material indemnification liability after the date hereof;

(xii)    any lease or other similar contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2017, as applicable, were in excess of $100,000;

(xiii)    any contract not listed above or below that is material to the financial condition, results of operations or business of Company and its Subsidiary, taken as a whole;

(xiv)    any contract or agreement with respect to the performance by Company or its Subsidiary of Loan servicing with any outstanding obligations that are material to Company or its Subsidiary;

(xv)    any contract or agreement that (A) grants Company or its Subsidiary any right to use any Intellectual Property (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software) and that provides for payments in excess of $100,000, (B) permits any third person (including pursuant to any license agreement, coexistence agreements and covenants not to use) to use, enforce or register any Intellectual Property that is owned by Company or its Subsidiary and that is material to their business, taken as a whole or (C) restricts the right of Company or its Subsidiary to use or register any Intellectual Property that is owned or purported to be owned by Company or its Subsidiary;

(xvi)    any settlement agreement entered into by Company or its Subsidiary since January 1, 2015, other than releases immaterial in nature or amount or entered into in the ordinary course of business with the former employees of Company or its Subsidiary or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment; or

(xvii)    any contract or agreement that involved or is expected to involve the payment of more than $100,000 by Company and its Subsidiary in 2017 or 2018 (other than any such contracts which are terminable by Company or its Subsidiary on ninety (90) days or less notice without any required payment or other conditions, other than the condition of notice).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) to which Company or its Subsidiary is bound, whether or not set forth on Section 3.14(a) of the Disclosure Schedule, is referred to herein as a “Material Contract.”

(b)    Except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary (i) each Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto; (ii) Company and its

Subsidiary and, to the Knowledge of Company, each of the other parties thereto, has performed in all material respects all obligations required to be performed by it to date under each Material Contract; and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or its Subsidiary or, to the Knowledge of Company, any other party thereto, under any such Material Contract.

3.15    Agreements with Regulatory Agencies. Neither Company nor its Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or since January 1, 2015 has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or since January 1, 2015 has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company been advised in writing, or to the Knowledge of Company orally, by any Regulatory Agency or other Governmental Entity that such Regulatory Agency or Governmental Entity is considering issuing any such Company Regulatory Agreement.

3.16    Investment Securities. Each of Company and its Subsidiary has good title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiary and except for such defects in title or Liens that would not be material to Company and its Subsidiary. Such securities are valued on the books of Company and its Subsidiary in accordance with GAAP.

3.17    Derivative Instruments. (a) All Derivative Transactions, whether entered into for the account of Company or its Subsidiary or for the account of a customer of Company or its Subsidiary, were entered into in the ordinary course of business of Company and its Subsidiary and in material compliance with applicable Laws and other policies, practices, procedures employed by Company, as applicable, and are legal, valid and binding obligations of Company or its Subsidiary, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by Remedies Exceptions), and are in full force and effect; (b) Company and its Subsidiary have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the Knowledge of Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and (c) the financial position of Company and its Subsidiary on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Company and such Subsidiary in accordance with GAAP. As used herein, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18    Environmental Liability.

(a)    Each of Company and its Subsidiary, and, to the Knowledge of Company, any property in which Company or its Subsidiary holds a security interest (except for real property owned, held or managed by Company or its Subsidiary following foreclosure or the acceptance of a deed in lieu of foreclosure (“OREO”)), is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“Environmental Laws”).

(b)    There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Company, threatened in writing against Company or its Subsidiary, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that are currently seeking to impose, or would reasonably be expected to impose, on Company or its Subsidiary, any material liability or obligation in excess of $100,000 arising under any Environmental Law.

(c)    Company is not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiary. There has been no written third-party environmental site assessment conducted since January 1, 2015 assessing the presence of hazardous materials located on any property owned or leased by Company or any Company Subsidiary that is within the possession or control of Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

3.19    Insurance. Except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary, Company and its Subsidiary are insured with insurers of recognized financial responsibility against such risks and in such amounts as Company reasonably believes to be prudent and consistent with practice of banking institutions of comparable size and complexity. Section 3.19 of the Disclosure Schedule lists, as of the date of this Agreement, all insurance policies owned or held by Company and its Subsidiary with respect to its business or that are otherwise maintained by or for Company or its Subsidiary other than with respect to OREO (the “Company Policies”) and Company has provided true and materially complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Disclosure Schedule or would not be material, individually or in the aggregate, to Company and its Subsidiary, taken as a whole, there is no claim for coverage by Company or its Subsidiary pending under any of such Company Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Company Policies or in respect of which such underwriters have reserved their rights, each Company Policy is in full force and effect and all premiums payable by Company or its Subsidiary have been or will be timely paid, by Company or its Subsidiary, as applicable and neither Company nor its Subsidiary has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Company Policies.

3.20    Title to Property.

(a)    Except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary, Company or its Subsidiary (i) has good and marketable title to all real property reflected in the Company Financial Statements as being owned by Company or its Subsidiary other than OREO (“Owned Real Property”), free and clear of all Liens, except for (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for Taxes and other governmental charges and assessments not yet due and payable (or being contested in good faith and for which adequate reserves have been established in accordance with GAAP), (C) easements, rights of way, and restrictions, zoning ordinances and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby in the ordinary course of business, (D) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business, and (E) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties ((A) through (E) collectively, “Permitted Encumbrances”) and (ii) is the lessee of all leasehold interests in all parcels of real property leased to Company reflected in the Company Financial Statements (except for leases that have expired by their terms since the date thereof) (the “Leased Premises”), free and clear of all Liens of any nature created by Company or its Subsidiary or, to the Knowledge of Company, any other Person, except for Permitted Encumbrances, and is, except as set forth in Section 3.20(b) of the Disclosure Schedule, in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto) (the “Real Property Leases”). Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or to the Knowledge of Company is the subject of a pending taking which has not been consummated and to the Knowledge of Company no such taking has been threatened in writing).

(b)    No Person other than Company and its Subsidiary has (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises.

(c)    Each of the Real Property Leases is valid and binding on Company or its applicable Subsidiary and is in full force and effect, and there exists no material default or event of default or event, occurrence, condition or act, with respect to Company or its Subsidiary or, to the Knowledge of Company, with respect to the other parties thereto, and neither Company nor, to the Knowledge of Company, any other party thereto, which, with the giving of notice or the lapse of time, or both, would become a material default or event of default thereunder.

(d)    To the Knowledge of Company, there are no deferred maintenance, repairs or unrepaired defects that, in the aggregate, exceed $200,000 at all of the Owned Real Property.

3.21    Intellectual Property.

(a)    Company and its Subsidiary own free and clear of all Liens (except for such Liens that do not materially affect the value or use thereof), or are licensed or otherwise possess sufficient rights to use all material Intellectual Property used or held for use by Company and its Subsidiary as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiary. For the purposes of this Agreement, “Intellectual Property” shall mean any patents, trademarks, trade names, service marks, domain names, copyrights (including goodwill associated with the foregoing) and, in each case, any applications therefore, technology, web sites, know-how, trade secrets, algorithms, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

(b)    Neither Company nor its Subsidiary has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Company, neither Company nor its Subsidiary has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor its Subsidiary owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

3.22    Broker’s Fees. Except for Hovde Group, LLC, neither Company nor its Subsidiary has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.23    Loans.

(a)    All loans and other extensions of credit (including overdrafts and commitments to extend credit) (each a “Loan”) as of the date hereof by Company and its Subsidiary to any directors, executive officers and principal shareholders (as the terms directors, executive officers and principal shareholders are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Company or its Subsidiary, are and were originated in compliance in all material respects with all applicable Laws.

(b)    Except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary, each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable Law.

(c)    None of the agreements pursuant to which Company or its Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(d)    Section 3.23(d) of the Disclosure Schedule identifies (A) each Loan that as of March 31, 2018 (the “List Date”), had an outstanding balance and/or unfunded commitment of $100,000 or more and that as of such date (i) was contractually past due thirty (30) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified by Company or its Subsidiary on its system of record or by any Regulatory Agency as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import), (iv) the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (v) a specific reserve allocation existed in connection therewith, (vi) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (vii) was a high-volatility commercial real estate loan, (viii) to the Knowledge of Company had past due Taxes associated therewith or (ix) to the Knowledge of Company have been originated or serviced in a manner that would result in the diminution or loss of any associated Small Business Administration or similar guarantee, and (B) each asset of Company or its Subsidiary that as of the List Date, had a book value of over $100,000 and that was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.23(d) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity (by account number or similar identifier) of the borrower thereunder as of the List Date.

(e)    Except as would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiary, each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of UCC financing statements (and, if applicable, extensions thereof) or timely recording of deeds of trust), except as may be limited by Remedies Exceptions, and the collateral for such Loan (x) to the extent collateral is required to be insured, the collateral is so insured and (y) has not been foreclosed upon, sold or transferred and (iii) to the Knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to Remedies Exceptions.

(f)    Each Loan which is indicated in the related loan documents to have or participate in a SBA or other governmental or quasi-governmental guarantee or insurance program qualifies for such guarantee or program. As to each Loan which is indicated in the related loan documents to be so guaranteed or insured, Company has complied with applicable provisions of the guarantee or insurance contract and applicable Law, the guarantee or insurance is in full force and effect with respect to each such Loan, and there does not exist any material event or condition which, but for the passage of time or the giving of notice or both, would result in a revocation of any such guarantee or insurance or constitute adequate grounds for the applicable insurer or guarantor to refuse to provide guarantee or insurance payments thereunder. Neither Company nor any Company Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or impair any such guarantee or commitment of the applicable guarantor or insurer related to the Loans.

3.24    Related Party Transactions. Other than agreements or arrangements that are part of normal and customary terms of an individual’s employment or service as a director, officer or employee, Section 3.24 of the Disclosure Schedule identifies (a) all agreements or arrangements between Company or any Company Subsidiary, on the one hand, and any director, officer, shareholder (or any member of such shareholder’s family or any trusts or other entities established for the benefit of such shareholder or members of such shareholder’s family) or Affiliate of Company (other than Company and its direct wholly owned Subsidiary) (collectively, “Related Parties”), on the other hand, and (b) all agreements or arrangements pursuant to which any Related Party or any Affiliate of any Related Party or other entity in which one or more Related Parties directly or indirectly owns more than 5% or more of any class of equity securities (in each case other than (x) Company and its direct wholly owned Subsidiary and (y) Persons who would be covered by clause (b) but for this clause (y) only as a result of an equity ownership interest in Company of less than 5%) is a party and Company or any Company Subsidiary receives or provides services or goods or otherwise has any other liabilities, obligations or restrictions (those agreements and arrangements covered in clauses (a) and (b), “Related Party Arrangements”). As used in this Agreement, “Affiliate” shall mean (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

3.25    Takeover Laws. The board of directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (any such Laws, “Takeover Statutes”).

3.26    Approvals. As of the date of this Agreement, Company has no Knowledge of any fact, condition or circumstance that would result in the delay or denial of any required regulatory approval for the consummation of the transactions contemplated by this Agreement on a timely basis.

3.27    Company Information. None of the information supplied or to be supplied by Company for inclusion in any application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time any such applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Company in this Section 3.27 with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion in such other applications, notifications or other documents.

3.28    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Company in this Article III, none of Company, its Subsidiary or any other person makes any express or implied representation or warranty with respect to Company, its Subsidiary, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

(b)    Company acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied on no other representations or warranties, express or implied, other than the representations and warranties made by Parent as expressly set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Company as follows:

4.1    Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Texas. Parent has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the Parent Certificate of Formation and Parent Bylaws, as in effect as of the date of this Agreement, have previously been furnished or made available by Parent to Company. Parent is not in violation of any of the provisions of the Parent Certificate of Formation and Parent Bylaws, each as amended. Parent Bank is a Texas-chartered state savings bank, duly organized, validly existing and in good standing under the Laws of the State of Texas.

4.2    Authority; No Violation.

(a)    Parent has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by all necessary corporate action on the part of Parent. No other corporate proceedings (including any approvals of Parent’s shareholders) on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent. Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by Remedies Exceptions.

(b)    Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate of Formation or Parent Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Parent or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien with respect thereto upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.3    Consents and Approvals. Except for (a) the regulatory approvals and non-objections described in Section 3.4 and in Section 3.4 of the Disclosure Schedule, (b) the filing of Certificate of Merger with the Secretary of State of the State of Texas pursuant to the TBOC and the filing of the Statement of Merger with the Secretary of State of the State of Colorado pursuant to the CBCA, and (c) the filing of the Bank Merger Certificates, no notices to, consents or approvals or non-objections of, waivers or authorizations by or applications, filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by Parent or any of its Subsidiaries in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the transactions contemplated hereby. As of the date of this Agreement, Parent has no Knowledge of any fact, condition or circumstance that would result in the delay or denial of any required regulatory approval for the consummation of the transactions contemplated by this Agreement on a timely basis.

4.4    Legal Proceedings. Neither Parent nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries challenging the validity or propriety of the transactions contemplated by this Agreement that would reasonably be expected to have a Parent Material Adverse Effect. There is no injunction, order, judgment or decree imposed upon Parent, its Subsidiaries or the assets of Parent or its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect.

4.5    Compliance with Applicable Law. Parent and each of its Subsidiaries hold all material licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its Subsidiaries are and since January 1, 2015 have been in compliance with, and are not and since January 1, 2015 have not been in violation of, any applicable Law, except for such noncompliance or violations as would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor its Subsidiaries has Knowledge of, or has received notice of, any violations since January 1, 2015 of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable Law except for such violations that would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each insured depository Subsidiary of Parent is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and the institution’s rating under the CRA was no less than “satisfactory” in its most recently completed CRA examination.

4.6    Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or since January 1, 2015 has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or since January 1, 2015 has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, nor has Parent been advised in writing, or to the Knowledge of the Parent orally, by any Regulatory Agency or other Governmental Entity that such Regulatory Agency or Governmental Entity is considering issuing any such regulatory agreement described above, in each case that would have a Parent Material Adverse Effect.

4.7    Company Information. None of the information supplied or to be supplied by Parent for inclusion in any application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time any such applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Parent in this Section 4.7 with respect to statements made therein based on information supplied by Company in writing expressly for inclusion in such other applications, notifications or other documents.

4.8    Broker’s Fees. Except for Evercore Group L.L.C. and Stephens Inc., neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.9    Financial Ability. Parent will have as of the Closing Date sufficient funds available for it to pay the Merger Consideration as contemplated hereby and to satisfy all of its other obligations under this Agreement.

4.10    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by Parent in this Article IV, none of Parent, its Subsidiaries or any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties.

(b)    Parent acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied on no other representations or warranties, express or implied, other than the representations and warranties made by Company as expressly set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Business of Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Disclosure Schedule), or as required by applicable Law, or with the prior written consent of Parent, Company shall, and shall cause its Subsidiary to, (a) conduct its business in the ordinary course of business consistent with past practice in all materials respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Governmental Entities and its current business relationships, including with customers, regulators and employees, and (c) take no action that is intended by Company to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or its ability to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2    Forbearances of Company. Except as set forth in Section 5.2 of the Disclosure Schedule or as expressly contemplated or required by this Agreement or applicable Law, Company shall not, and shall not permit its Subsidiary to, do any of the following, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) (it being understood that a failure to take an action prohibited by Section 5.2 will not be a breach of Section 5.1):

(a)    (i) create or incur any indebtedness for borrowed money (other than (x) indebtedness between or among Company and its wholly owned Subsidiary and (y) FHLB advances, purchases of federal funds, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business with prices, terms and conditions consistent with past practice), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(b)

(i)    adjust, split, combine or reclassify any of its capital stock;

(ii)    except with respect to cash distributions necessary for the payment of Taxes resulting from the ownership of Company Common Stock by Company’s shareholders in amounts computed, and at times that are, consistent with past practice, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its capital stock, or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any of its capital stock, except any dividends paid by Company Bank to Company;

(iii)    (A) issue, grant, sell or otherwise permit to become outstanding, or authorize the issuance of, any additional capital stock or securities convertible or exchangeable into, or exercisable for, its capital stock or any equity-based awards or interests or other rights of any kind to acquire its capital stock, or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other securities;

(c)    sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect wholly owned Company Subsidiary, except in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

(d)    acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise or make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except, in either case, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Company;

(e)    except as required under applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof (i) enter into, adopt, amend or terminate any Company Benefit Plan or employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or its Subsidiary that would be a Company Benefit Plan if in effect on the date hereof other than ordinary-course amendments to health and welfare benefit plans that do not materially increase the costs of such plans to Company or its Subsidiary and do not increase the benefits provided under such plans in any respect, (ii) grant any rights to severance, retention or change in control compensation to any current or former employee, officer, director or consultant of Company or its Subsidiary, (iii)

increase the compensation or benefits payable to any current or former employee, officer, director or consultant of Company or its Subsidiary, other than any increases in the ordinary course of business consistent with past practice in an aggregate amount for each individual that does not exceed 4%, (iv) grant or accelerate the vesting of any equity or equity-based awards for the benefit of any current or former employee, officer, director or consultant of Company or its Subsidiary, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to Company or its Subsidiary, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire or terminate the employment (other than for cause) of any employee of Company or its Subsidiary who has or would have a base salary or annualized base wage rate greater than $75,000; provided, that Company may hire employees to fill the positions open as of the date hereof that are set forth in Section 5.2(e) of the Disclosure Schedule;

(f)     settle or compromise any litigation, claim, suit, action or proceeding, except for (i) settlements (A) involving only monetary remedies with a value not in excess of $100,000, with respect to any individual litigation, claim, suit, action or proceeding or $300,000, in the aggregate and (B) that does not involve or create an adverse precedent for any litigation, claim, suit action or proceeding that is reasonably likely to be material to Company and its Subsidiary taken as a whole;

(g)    (i) agree or consent to the issuance of any injunction, decree, order or judgment restricting or adversely affecting its business or operations, or (ii) waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(h)     (i) make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP or in regulatory accounting principles as concurred by Company’s regulators or (ii) except as may be required by GAAP or, as concurred by Company’s regulators, regulatory accounting principles, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i)    (i) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or revoke any material Tax election; (iii) file any material amended Tax Return; (iv) settle or compromise any material liability for Taxes; (v) enter into any closing agreement or apply to any Governmental Entity for any ruling in respect of Taxes; or (vi) surrender any right to claim a refund of a material amount of Taxes;

(j)    amend its articles of incorporation, bylaws or comparable organizational documents, or otherwise take any action to exempt any person from any provision of its articles of incorporation, bylaws or comparable organizational documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely involving its wholly owned Subsidiary);

(k)    (i) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, in each case outside the ordinary course of business consistent with past practice, (ii) make new investments in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements, or (iii) reinvest the proceeds of investment securities that, by their terms, mature between the date of this Agreement and the Closing Date;

(l)    enter into, modify, amend or terminate any material contract which obligates Company to make or entitles Company to receive payments in excess of $100,000, other than in the ordinary course of business consistent with past practice or pursuant to the terms of such contracts;

(m)    change in any material respect the credit policies and collateral eligibility requirements and standards of Company except as required by applicable Law, regulation or policies imposed by any Governmental Entity;

(n)    permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of Company or any Company Subsidiary, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Company or any Company Subsidiary;

(o)    except as required by applicable Law, regulation or policies imposed by any Governmental Entity, enter into any new line of business;

(p)    change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing policies with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, except as required by any Law or a Governmental Entity;

(q)    make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than as disclosed in Company’s capital expenditure budget set forth in Section 5.2(q) of the Disclosure Schedule;

(r)    without previously notifying and, if requested by Parent within three (3) Business Days of receipt of such notice, consulting with Parent (which notification will be made through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated in writing by Parent), make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by Company and committed to, in each case prior to the date hereof, with a principal amount in excess of $2,000,000 or amend or modify in any material respect any existing Loan relationship, that would increase Company’s total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,000,000;

(s)    open or close any branch office (or file any application to do so), or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(t)    foreclose upon or otherwise acquire any commercial real property (i) in excess of $1,000,000 or (ii) that would reasonably be expected to raise environmental concerns (e.g., gas stations, dry cleaners, etc.), in each case, prior to receipt of a Phase I environmental review thereof;

(u)    establish any new Subsidiary;

(v)    fail to use commercially reasonable efforts to take any action that is required by any Company Regulatory Agreement;

(w)    take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

(x)    other than ordinary course retail banking transactions, enter into, modify, amend or terminate any agreement or arrangement directly or indirectly between Company or any Company Subsidiary, on the one hand, and any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or its Subsidiary) or Affiliate of Company (other than Company and its wholly owned Subsidiary), on the other hand, or any agreement or arrangement pursuant to which any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or its Subsidiary) or Affiliate of Company (other than Company and its wholly owned Subsidiary) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand; or

(y)    agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2, or adopt any resolutions of the board of directors of Company in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Each of Parent and Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby (including the Merger and the Bank Merger), including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby as promptly as practicable and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings (including, if required, notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or any other antitrust or competition Law), to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals, and in the case of the Regulatory Approvals, no later than forty-five (45) days after the date hereof. Each of Parent and Company shall use their respective reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.

(b)    Subject to applicable Laws relating to the exchange of information, Parent and Company shall, upon request, furnish each other with all information concerning Parent, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Parent and Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(c)    Subject to applicable Law (including applicable Laws relating to the exchange of information), Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, (i) each of Parent and Company shall promptly furnish the other with copies of the nonconfidential portions of notices or other communications received by it or its Subsidiary (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, and (ii) each of Parent and Company shall provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with, any proposed nonconfidential written communication to, including any filings with, any Governmental Entity, in each case subject to applicable Laws relating to the exchange of information. Any such disclosures may be made on an outside counsel-only basis to the extent required under applicable Law.

(d)    Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any party hereto to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any Regulatory Approval that would (i) reasonably be expected to be materially burdensome to Parent on a consolidated basis after giving effect to the transactions contemplated by this Agreement or materially impair the benefits of the transactions contemplated by this Agreement to Parent or (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Parent or any of its Subsidiaries (taken as a whole) (any of the foregoing, a “Burdensome Condition”); provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition”: any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by applicable Law or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

6.2    Access to Information.

(a)    Subject to the Confidentiality Agreement, Company agrees to provide Parent and its Representatives, from time to time prior to the Effective Time, such information as Parent shall reasonably request with respect to Company and its Subsidiary and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Company and its Subsidiary as Parent shall reasonably request, which access shall occur with reasonable advance notice, during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or its Subsidiary; provided that Company shall not be required to (or to cause its Subsidiary to) provide such information or access to the extent that doing so would violate applicable Law or any contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege, in which case the parties will use their respective reasonable best efforts to make appropriate substitute disclosure arrangements.

(b)    Parent and Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(c)    From and after the date hereof, Company shall provide Parent within ten (10) Business Days of the end of each calendar month with (1) a stand-alone unaudited, unconsolidated balance sheet of Company and stand-alone unaudited balance sheets for each of its Subsidiaries as of the end of such calendar month, (2) the unaudited AOCI of Company as of the end of such calendar month, and (3) the unaudited general ledger of Company as of the end of such calendar month (collectively, the “Unaudited Monthly Financial Statements”). The Unaudited Monthly Financial Statements shall (i) be prepared from, and in accordance with, the books and records of Company and its Subsidiary, (ii) with respect to the foregoing clauses (1) and (2), fairly present in all material respects the results of operations, and financial position of each of Company and Company Subsidiary for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year-end audit adjustments), and (iii) be prepared in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Company Financial Statements for the year ended December 31, 2017. Company shall make available to Parent all relevant books, records and other supporting information reasonably required for Parent’s review of the Unaudited Monthly Financial Statements upon reasonable advance notice and during normal business hours. Company shall, prior to the Closing, provide Parent with final invoices from any broker, finder, financial advisor or investment banking firm or legal or accounting firm engaged by Company, or to whom Company has or will make payment, in connection with the transactions contemplated hereby.

(d)    Company shall, and shall use reasonable best efforts to cause Company’s independent auditor to, cooperate with Parent in connection with the preparation of financial statements of Company and pro forma financial statements, if any, that Parent informs Company it intends to file with the Securities and Exchange Commission, including delivering such audited and/or unaudited financial statements as Parent may request for inclusion in such filings and using reasonable best efforts to cause Company’s independent auditor to deliver to Parent any related consents.

6.3    Shareholder Consent. Company shall take action to put into effect the unanimous written consent of its shareholders (the “Shareholders Consent”) delivered simultaneously with the execution of this Agreement approving this Agreement.

6.4    Public Disclosure. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent and Company. Thereafter, each of the parties agrees that no public release, statement or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable Law, or any listing agreement with or rule of any national securities exchange or association, or the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, in which case the party required to make the release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release, statement or announcement in advance of such issuance.

6.5    Employee Benefit Matters.

(a)    Parent shall provide each employee of Company and its Subsidiary at the Effective Time (a “Covered Employee”), for so long as such Covered Employee remains employed with Parent and its Subsidiaries (including Company and its Subsidiary) during the period commencing at the Closing and ending on the first anniversary thereof, with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by Company and its Subsidiary to each such Covered Employee immediately prior to the Closing, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities (including, for the avoidance of doubt, any commission opportunities) provided to similarly situated employees of Parent and its Subsidiaries, (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries (provided that welfare benefits may be provided under the Company Benefit Plans in effect immediately prior to the Effective Time until Covered Employees become eligible for the corresponding plans of Parent and its Subsidiaries, and continued participation in such Company Benefit Plans shall be deemed to satisfy Parent’s obligations under this Section 6.5(a)(iii)), and (iv) the severance benefits set forth on Section 6.5(a)(iv) of the Disclosure Schedule. For the avoidance of doubt, the Company will cease to be a participating employer in BankNote Capital Profit Sharing Pension Plan-401(k)/Employee Contribution effective immediately prior to the Effective Time.

(b)    To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiary) following the Closing, Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with Company or its Subsidiary for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan or (iii) apply for purposes of any plan, program or arrangement that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care, dental or vision plan of Parent or any of its Subsidiaries (other than Company and its Subsidiary) in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, Parent shall (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan (excluding any Company Benefit Plan) to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health care, dental or vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries (excluding any Company Benefit Plan).

(c)    Without limiting the generality of Section 9.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, Company and its Subsidiary) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiary), or constitute or create an employment agreement with any employee.

6.6    Additional Agreements. Subject to the terms and conditions of this Agreement, each of Company and Parent agree to cooperate fully with each other and to use respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the Bank Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Company Subsidiary, on the other) or to vest the Surviving Corporation or Parent with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, Parent shall indemnify and hold harmless each present and former director and officer of Company or its Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement (subject to the prior consent of Parent) or liabilities incurred in connection with any actions, suits, claims or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including the Merger and all transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Company or its Subsidiary, as the case may be, would have been permitted under their respective organizational documents in effect on the date of this Agreement subject to limitations imposed by applicable Law to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law); provided, the Person to whom such expenses are advanced provides an undertaking to Parent to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)    Parent shall cause the individuals serving as officers and directors of Company or any Subsidiary of Company immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by Company (which current amount is set forth in Section 6.7(b) of the Disclosure Schedule) for such insurance (the “Insurance Amount”), provided, further, that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may, and at Company’s request Parent shall or shall direct Company to, in any case at Parent’s expense, purchase a six (6)-year prepaid “tail policy” that provides coverage no less favorable than the coverage described above; provided, further, that if the annual premiums for such “tail” policy exceed the Insurance Amount, then Parent may require Company to obtain a “tail” policy with the maximum coverage available for the Insurance Amount applied over the term of such policy.

(c)    The provisions of this Section 6.7 are intended to be for the benefit of and shall be enforceable by, each present and former director and officer of Company or its Subsidiary and their respective heirs and representatives.

6.8    No Solicitation.

(a)    Except as expressly permitted by this Section 6.8, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, Company shall, and shall cause each of its Affiliates and its and their respective officers, directors, employees and agents, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other representatives (collectively with its Affiliates and its and their respective officers, directors, employees and agents, “Representatives”) to: (A) immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (B) not, directly or indirectly, (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.

(b)    Company shall, and shall cause its Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of Company or its Affiliates in the possession of such Person or its Representatives. Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which Company or any of its Affiliates is a party or (2) any confidentiality provision in any agreement to which Company or any of its Affiliates is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal. Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and Company shall, and shall cause its Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.

6.9    Takeover Statutes. Company and its Subsidiary shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and Company and the members of their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

6.10    Notice of Changes.

(a)    Parent and Company shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable, on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

(b)    Parent and Company shall each promptly advise the other party of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Company shall promptly notify Parent of any notice or other communication from any party to any Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with Company or its Subsidiary as a result of the transactions contemplated by this Agreement.

6.11    Transaction Litigation. Company shall give Parent the opportunity to participate, at Parent’s expense, in Company’s defense or settlement of any shareholder litigation against Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger and the Bank Merger. Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Company or its directors, executive officers or similar Persons by any shareholder of Company relating to this Agreement, the Merger, the Bank Merger or any other transaction contemplated hereby without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.12    Certain Actions to Be Taken by Company Prior to the Closing. Company shall perform the actions set forth on Section 6.12 of the Disclosure Schedule prior to the Closing Date.

6.13    Certain Actions to Be Taken by Parent Prior to the Closing.

(a)    Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain equity, debt or other financing (the “Financing”) which, together with available cash or other funds of Parent and its Subsidiaries, shall, in the aggregate, provide Parent and its Subsidiaries with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including paying (i) the aggregate Per Share Merger Consideration and the other amounts payable under Article II and (ii) any and all fees and expenses required to be paid by Parent at the Closing in connection with the Merger (the “Required Financing Amount”), as promptly as possible but in any event prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof. Prior to the Closing, Company and its Subsidiary shall, and shall cause their employees, agents and representatives to, provide all cooperation that is reasonably requested by Parent in connection with the Financing.

(b)    Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Financing. Parent shall give Company prompt notice of any occurrence, event or development that could reasonably be expected to adversely impact the ability of Parent to obtain all or any portion of the Financing sufficient for the satisfaction of the Required Financing Amount.

(c)    The foregoing notwithstanding, and without limiting the effect of Section 9.7, (i) compliance by Parent with this Section 6.13 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available; and (ii) in no event will the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate of Parent or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

6.14    Purchase Price Allocation. Parent and Company agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Merger Consideration (and any other items that are treated as additional consideration for Tax purposes) among the assets of the Company in accordance with the allocation principles set forth on Section 6.14 of the Disclosure Schedule. No later than thirty (30) days prior to the Closing Date, Parent shall deliver to Company a proposed allocation of the Merger Consideration (and any other items that are treated as additional consideration for Tax purposes) to Company, determined in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and Section 6.14 of the Disclosure Schedule (“Parent’s Allocation”). If Company disagrees with Parent’s Allocation, Company may, within fifteen (15) days after delivery of Parent’s Allocation, deliver a notice (“Company’s Allocation Notice”) to Parent to such effect, specifying those items as to which Company disagrees and setting forth Company’s proposed allocation. If Company’s Allocation Notice is duly delivered, Company and Parent shall, during the ten (10) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Merger Consideration (and any other items that are treated as additional consideration for Tax purposes) and, unless Parent and Company do not agree on an allocation of the Merger Consideration, Parent and Company agree to file IRS Form 8594 and any other tax filings consistently with such agreed allocation. Notwithstanding the foregoing, in the event that Parent and Company do not agree on an allocation of the Merger Consideration (and any other items that are treated as additional consideration for Tax purposes) among the assets of Company, Parent and Company shall each be entitled to take any reasonable position with respect thereto, provided that such position is consistent with Section 6.14 of the Disclosure Schedule.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b)    Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated.

(c)    No Injunctions or Restraints; Illegality. No order, injunction, decree or judgment issued by any court or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement.

7.2    Conditions to Obligations of Parent. The obligation of Parent to effect the Closing is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.1, Section 3.3(a), Section 3.15 and Section 3.22 of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), (ii) each of the representations and warranties of Company set forth in Section 3.2 and Section 3.24 of this Agreement shall be true and correct in all respects (except, solely with respect to the second sentence of Section 3.2, for any de minimis inaccuracies and except, solely with respect to Section 3.24, for any de minimis inaccuracies) as written at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (iii) each of the other representations and warranties of Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (iii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)    Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    Material Adverse Effect. Since the date of this Agreement, no event, circumstance, development, change or effect has occurred that individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d)    Officer’s Certificate. Parent shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e)    No Burdensome Condition. The consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall not result in any Burdensome Condition.

(f)    FIRPTA Certificate. Company shall have delivered to Parent a duly executed certificate based on the format set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B), satisfactory to Parent in form and substance and dated as of the Closing Date, to the effect that Company is not a foreign person within the meaning of Section 1445 of the Code.

(g)    FBD. The transactions contemplated by the FBD Merger Agreement, dated as of the date hereof, shall have been consummated substantially contemporaneously with the Closing, except to the extent the failure of such consummation to have occurred was primarily caused by Parent, in which case, Parent may not invoke this condition.

7.3    Conditions to Obligations of Company. The obligation of Company to effect the Closing is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.1, Section 4.2(a) and Section 4.8 of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)    Officer’s Certificate. Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:

(a)    by mutual written consent of Company and Parent;

(b)    by either Company or Parent, if the Closing shall not have occurred on or before the End Time (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

(c)    by either Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or by Parent if any Regulatory Approval includes, or will not be issued without, the imposition of a Burdensome Condition;

(d)    by Company, if Parent has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of (i) the End Time and (ii) the forty-fifth (45th) day after written notice thereof to Parent describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period;

(e)    by Parent, if Company has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Company contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Company, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of (i) the End Time and (ii) the forty-fifth (45th) day after written notice thereof to Company describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period; or

(f)    by Parent, if the Shareholders Consent shall not have been delivered to Parent in accordance with Section 6.3.

8.2    Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 6.2(b) (Access to Information (Confidentiality)), Section 6.4 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect

of Termination), Section 8.3 (Amendment), Section 8.4 (Extension; Waiver) and Article IX (General Provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

8.3    Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Parent and Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; and provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

8.4    Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX

GENERAL PROVISIONS

9.1    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, other than any out-of-pocket costs and expenses of Company incurred in connection pre-Closing conversion-related activities taken at the request of Parent.

9.2    Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Company, to:

1629 West Colonial Parkway

Inverness, IL 60067

Attention:    James G. Fitzgerald

Facsimile:   (847) 991-9545

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

Attention:    H. Rodgin Cohen, Esq. and Stephen M. Salley, Esq.

Facsimile:   (212) 558-3588

(b)    if to Parent, to:

Triumph Bancorp, Inc.

12700 Park Central Drive

Suite 1700

Dallas, Texas 75251

Attention:    Adam D. Nelson, Executive Vice President and General Counsel

Facsimile:   (214) 237-3197

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Mark F. Veblen, Esq.

Facsimile:   (212) 403-2000

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one (1) Business Day after being deposited with a reputable overnight courier.

9.3    Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

9.4    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other electronic means such as “.pdf” files) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.5    Entire Agreement. This Agreement (including the Disclosure Schedule, other Schedules and other documents and the instruments referred to herein), the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.6    Governing Law; Venue; WAIVER OF JURY TRIAL.

(a)    This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law.

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Wilmington, Delaware (the “Delaware Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Delaware Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Delaware Courts, (iii) waives any objection that the Delaware Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.2.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

9.8    Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“AOCI” shall mean the accumulated other comprehensive income of Company, determined in accordance with GAAP consistently applied and in accordance with the books and records of Company.

“Balance Sheet Date” shall mean December 31, 2017.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Dallas, Texas are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Closing Tangible Book Value” shall mean the amount, determined pursuant to Section 2.3 as of the Closing Date, equal to (a) the sum of “common stock”, “additional paid-in capital”, “retained earnings” and “current earnings”, if not already included in “retained earnings” (which, for the avoidance of doubt, shall exclude for the purposes hereof “accumulated other comprehensive income” and include for the purposes hereof “current year dividends”) minus (b) “goodwill” and “other intangible assets”, in each case of Company, on a consolidated basis, as determined under GAAP, prepared in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Recent Company Balance Sheet, and as mutually agreed in writing by Company and Parent; provided that for purposes of calculating Closing Tangible Book Value, there shall be included, without duplication (and to the extent not already deducted or accrued), deductions or accruals made for: (i) the amount of any fees and commissions payable by Company or any Affiliates of Company to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby; (ii) the amount of any legal and accounting fees payable by Company or any Affiliates of Company in connection with the Merger, this Agreement, the Bank Merger, related regulatory filings, and the transactions contemplated hereby; and (iii) any transaction bonus, change-in-control, salary continuation, deferred compensation, loan forgiveness or other similar payment payable by Company or Company Subsidiary in connection with the consummation of the transactions contemplated by this Agreement (including pursuant to the terms of any restricted share agreement), the employer portion of any payroll Taxes associated therewith, and any Tax gross-up payment due with respect to the foregoing, including as set forth on Section 9.8(x) of the Disclosure Schedule. For the avoidance of doubt, as of December 31, 2017, the Closing Tangible Book Value of Company is set forth on Section 9.8(w) of the Disclosure Schedule. Notwithstanding the foregoing, Closing Tangible Book Value shall be decreased as set forth on Schedule 9.8(y) and increased as set forth on Schedule 9.8(z).

“Company Takeover Proposal” shall mean any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Company or its Subsidiary, (B) any acquisition of 20% or more of the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of Company) of assets or businesses of Company or its Subsidiary, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more to the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of Company other than the Company Common Stock) involved is 20% or more.

“Confidentiality Agreement” shall mean that certain letter agreement, dated as of February 26, 2018, by and between Company and Parent (as it may be amended from time to time).

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of this Agreement and delivered by Company to Parent concurrent with the execution and delivery of this Agreement.

“End Time” shall mean 11:59 p.m., Mountain Time, on October 9, 2018, unless one or more Regulatory Approvals has not been received on or before such time, in which case the End Time shall automatically be extended until 11:59 p.m. Mountain Time on November 30, 2018 or such later date as shall have been approved in writing by Company and Parent.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Knowledge” shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.8 of the Disclosure Schedule.

“Law” or “Laws” shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Material Adverse Effect” shall mean, with respect to Company, any event, circumstance, development, change or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (i) the business, operations, results of operations or financial condition of Company and its Subsidiary taken as a whole or (ii) the ability of Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP (including authoritative interpretations thereof) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes after the date of this Agreement in Laws of general applicability to banks or savings associations and their holding companies, (C) changes after the date of this Agreement in global, national, state or regional political or regulatory conditions or general economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates), in each case generally affecting other banks or savings associations and their holding companies, (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism and any natural disasters or the outbreak of any epidemics, (E) the announcement of the Merger and the transactions contemplated hereby or (F) actions or omissions taken or not taken with the express prior written consent of Parent; except, in the case of (A), (B), (C) and (D), to the extent that the effects of such change disproportionately affect the business, properties, results of operations or financial condition of Company and its Subsidiary, taken as a whole, as compared to other banks or savings associations and their holding companies operating principally in the markets in which Company and its Subsidiary are located; provided that, for purposes of Article VII, Material Adverse Effect shall be measured with respect to Company, its Subsidiary and FBD and its Subsidiaries, taken as a whole.

“Merger Consideration” shall mean an amount in cash equal to (a) $13,028,000, plus (b) the amount, if any, by which the Closing Tangible Book Value exceeds the Target Tangible Book Value, less (c) the amount, if any, by which the Target Tangible Book Value exceeds the Closing Tangible Book Value.

“Parent Material Adverse Effect” shall mean, with respect to Parent any event, circumstance, development, change or effect that, individually or in the aggregate, prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Parent to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder.

“party” or “parties” shall mean Company and Parent.

“Per Share Merger Consideration” shall mean an amount in cash per share equal to the Merger Consideration divided by the total number of shares of Company Common Stock issued and outstanding on the Closing Date and entitled to receive the Per Share Merger Consideration.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“SBA” means the U.S. Small Business Administration.

“Target Tangible Book Value” shall mean $7,358,000.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

9.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10    No Survival. The representations, warranties and covenants in this Agreement shall terminate at the Effective Time, provided, however, that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or part, after the Effective Time, shall survive the consummation of the Merger until fully performed.

9.11    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SOUTHERN COLORADO CORP.

By:	/s/ James G. Fitzgerald
Name: James G. Fitzgerald
Title: President

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Name: Aaron P. Graft
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]